Exhibit 1

Media Release

18 February 2009

Westpac Market Update

In a market update today, the Westpac Group advised that its pro-forma(1) group cash earnings, on an unaudited basis, for the three months to 31 December 2008 was approximately $1.2 billion, a pro-forma decrease of 2% on the prior corresponding period.

Total lending was up 2.4% over the prior quarter, with particularly good growth in mortgage and business lending in Australia.  However, lending growth in Westpac’s Institutional and New Zealand businesses was slower.

Strong growth in customer deposits was achieved over the prior quarter, up 9.6%.

Westpac Group, CEO, Gail Kelly summarised the result as a robust performance in challenging operating conditions.

“Our underlying performance remains solid as we continue to support our customers in what is clearly a deteriorating economic environment,” Mrs Kelly said.

Group revenue was up strongly, particularly in net interest income with improved margins.  Non-interest income growth was also healthy, although wealth revenues were weaker.  Expenses are running at a marginally lower rate than the 2008 full year growth rate.  Westpac continues to invest in targeted strategic initiatives.

Impairment charges rose to $800 million for the December 2008 quarter, from $144 million in the prior corresponding period.  The December quarter impairment experience was impacted by a $360 million increase in provisions for three large corporate exposures.

While the first quarter was specifically impacted by these three problem exposures, asset quality in the corporate and commercial portfolio continues to deteriorate consistent with the weakening of economic activity.  The Australian consumer portfolio continues to perform soundly with only a small increase in delinquencies.

Westpac also released its December quarter 2008 Pillar 3 report today, which provides detail on our capital ratios and credit quality. Capital remains in a strong position following the dividend underwrite and the institutional share placement.  The Tier 1 ratio was 8.3% as at 31 December 2008. This does not include the recently completed retail Share Purchase Plan, which raised $442 million.

Westpac’s funding has benefited from the re-opening of global capital markets with approximately $13 billion of term wholesale funding completed to date.  That funding, along with our strong deposit growth, has enhanced our funding profile.  Westpac maintains a conservative liquidity buffer.

Mrs Kelly said: “With global economic conditions continuing to be volatile, operating conditions will remain difficult. However, Westpac is well positioned to meet the challenges ahead.”

(1) The current and prior corresponding period pro-forma accounts have been prepared on the basis that St.George earnings were consolidated into the Westpac Group from 1 October 2007.

Business commentary

Westpac Retail and Business Banking had a solid start to the year with strong revenue growth offset somewhat by higher impairments, principally in commercial lending.  Consumer delinquencies are a little higher over the quarter although consumer losses and impairment charges remain small.

St.George Retail and Business Banking has also had a solid start to the year with good earnings partially offset by increased impairments.  The health of the franchise remains strong with momentum re-building, stable customer experience levels and strong employee commitment.  St.George Bank mortgage portfolio delinquencies are tracking a little above the Westpac book, but below the industry average, primarily reflecting differences in product mix and a relatively higher exposure to the New South Wales market.

Westpac Institutional Bank continues to benefit from strong customer related revenue in markets and financing. However this has been significantly offset by higher impairment charges in the quarter.

Our wealth business, BT Financial Group, continues to be impacted by the volatility in asset markets, however it has produced sound results in Life Insurance, Wrap cash balances and has maintained a leading position in net funds under administration flows.  We continue to receive strong sales through the branch network into Super for Life.

Our New Zealand business is operating satisfactorily in a very tough environment. Revenues are stronger, supported by improved margins, while impairment charges are higher in both the business and housing portfolios, reflecting the weak economic situation.

Overview

In the first quarter of 2009, Westpac delivered a robust performance in a challenging environment.  While impaired and stressed exposures have increased over the period consistent with the continued deterioration in the operating environment, Westpac’s franchise is in sound shape.  In particular, Westpac strengthened its capital position, raising over $3.8 billion in core equity over the last 4 months.

Westpac also continues to make good progress on its strategic agenda, which is centred on significantly enhancing its service delivery to customers and deepening relationships.  Specific areas of investment include retail and business banking distribution, product and operational simplification and the development of a technology strategy and roadmap.  The merger with St.George Bank is progressing well, with high levels of customer retention and engagement.

Westpac is well positioned to continue to support customers through this cycle.

Ends.

For Further Information

David Lording	Jane Counsel
Westpac Media Relations	Westpac Media Relations
Ph: 02 8253 3510	Ph: 02 8253 3443
Ph: 0419 683 411	Ph: 0416 275 273